FILED BY DAVITA INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: HealthCare Partners Holdings, LLC

DAVITA EXCHANGE ACT FILE NO.: 001-14106

June 27, 2012

Dear Colleague:

As previously announced, HealthCare Partners Holdings, LLC (“HCP”) and DaVita Inc. (“DaVita”) have entered into a merger agreement that provides for the merger of a wholly owned subsidiary of DaVita with and into HCP, with HCP continuing as the surviving entity and as a wholly owned subsidiary of DaVita. Following the merger, DaVita will be renamed “DaVita HealthCare Partners Inc.”

I am writing to you in your capacity as an optionholder of HCP. The purpose of this letter is to provide you with further details with respect to the consideration you will be entitled to receive for each of your vested and unvested options to purchase Class B Units in HCP (“Company Options”) upon the consummation of the merger. Please note that the merger is subject to several closing conditions and the merger agreement may be terminated under certain circumstances. As a result, there is no guarantee that the merger will, in fact, be consummated.

If the merger is consummated, each Company Option that is outstanding immediately prior to the effective time of the merger will accelerate and become fully vested and exercisable and, to the extent unexercised, will be cancelled, extinguished and automatically converted into the right to receive one or more cash payments for each Class B Unit in HCP subject to such Company Option.

The cash payments for a Company Option are based, with respect to each Class B Unit in HCP subject to such Company Option, on an amount equal to the excess of the closing consideration per fully diluted unit over the exercise price to purchase such Class B Unit (the “Option Spread”). “Fully diluted units” include both issued and outstanding Class B Units, as well as Class B Units underlying Company Options.

The closing consideration per fully diluted unit is calculated by dividing the closing consideration by the number of fully diluted units. The closing consideration, in turn, is calculated by adding (i) cash consideration of $3.66 billion, (ii) the value of the stock consideration of 9,380,312 shares of DaVita common stock at the time of the consummation of the merger, based on the volume-weighted average stock price as of the last trading day prior to closing (by way of illustration, using such method, these shares had a value of approximately $758 million on May 18, 2012, the last trading day before the merger agreement was signed), and (iii) the aggregate per unit exercise price of each Company Option (which was approximately $71 million on May 18, 2012). This closing consideration is subject to a customary working capital/indebtedness adjustment that may cause the closing consideration to be more or less than the sum described above.

The number of fully diluted units, into which the closing consideration is divided, is calculated by adding (i) the number of issued and outstanding Class B Units at the time of the consummation of the merger (which was 100,131,969.2 on May 18, 2012) and (ii) the maximum number of Class B Units issuable upon full exercise of all Company Options at the time of the consummation of the merger (which was 5,389,500 on May 18, 2012).

If the merger had been consummated on May 18, 2012, the closing consideration per fully diluted unit would have been approximately $42.54, subject to the working capital/indebtedness adjustment. From this, the Option Spread can be calculated using the applicable exercise price for each of your Company Options.

However, even if the merger is consummated, you will not receive the full amount of the Option Spread at the time of the consummation of the merger. This is because a portion of the closing consideration will be held back and deposited into three separate escrow accounts. First, an amount of cash and stock equal to $559,375,000 will be deposited into an escrow account to fund potential indemnification obligations that may be payable to DaVita or any negative working capital/indebtedness adjustment that occurs following the consummation of the merger. Second, an amount of cash equal to $5,000,000 will be deposited into a second escrow account to fund certain costs and expenses of an individual designated to serve as representative for the HCP members that may be expended after closing on behalf of the members and optionholders in connection with the merger agreement. Third, an amount of cash equal to $10,000,000 will be deposited into a third escrow account to fund certain contingent payments that may be made following the consummation of the merger agreement. These amounts will remain in escrow for different periods of times, but it is expected that most of the escrowed funds will be released from escrow by the end of October 2017; however, there can be no assurance that any amounts will be released from escrow or that you will receive any of the escrowed funds.

As a result, upon consummation of the merger, the Option Spread will be calculated after deducting these three amounts from the closing consideration. So, again, if the merger had been consummated on May 18, 2012, the closing consideration per fully diluted unit (following such deductions) would have been approximately $37.10, subject to the working capital/indebtedness adjustment. From this, the Option Spread can be calculated using the applicable exercise price for each of your Company Options.

If there are amounts remaining in any of the three escrow accounts upon their expiration, you will be entitled to receive for each Class B Unit in HCP subject to a Company Option you held as of the consummation of the merger an amount equal to such amount remaining in escrow divided by the number of fully diluted units.

Finally, in addition to the closing consideration payable upon the consummation of the merger and the amounts that may be released from the three escrow accounts over time, members and optionholders of HCP may receive up to $275,000,000 of additional consideration in the form of one or two earn-out payments that are based on the financial performance of HCP for fiscal years 2012 and 2013. To the extent that any earn-out payments are made, you will be entitled to receive for each Class B Unit in HCP subject to a Company Option you held as of the consummation of the merger, an amount equal to such earn-out payment divided by the number of fully diluted units.

Note that amounts payable to optionholders in respect of their Company Options are generally subject to tax withholding, and optionholders should expect that any amounts payable to them in respect of their Company Options will be reduced by such withheld amounts.

Note also that the above description applies to Company Options that are not exercised prior to the time of the consummation of the merger. Prior to the consummation of the merger, you may of course elect to exercise your Company Options, make payment of the exercise price, and receive Class B Units in HCP. Unlike holders of Company Options, holders of Class B Units in HCP may elect to receive the closing consideration represented by Class B Units in the form of cash or stock, or a combination thereof. Notwithstanding any such election, a holder of Class B Units may receive a combination of cash or stock that is different from what such holder may have elected, depending on the elections made by other members of HCP, in order to ensure that the merger consideration of $3.66 billion in cash and 9,380,312 shares of DaVita common stock, subject to certain adjustments, is fully allocated and paid in the merger. In addition, unlike holders of Company Options, holders of Class B Units in HCP who do not vote in favor of the approval of the principal terms of the merger agreement and the merger may demand and exercise dissenters’ rights under California law.

This letter is meant to be only a summary of the consideration you may be entitled to receive for each of your Company Options upon the consummation of this merger and is in all cases qualified by the terms and conditions of the merger agreement, which is the controlling document for determining the amount of such consideration.

We are excited about the opportunities the proposed merger may bring to HCP and our members and optionholders, and we look forward to the successful completion of the merger.

Sincerely,

/s/ Robert Margolis

Robert Margolis, M.D. HealthCare Partners Holdings, LLC Chairman and Chief Executive Officer

Forward Looking Statements

This communication contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are typically preceded by words such as “believes,” “expects,” “anticipates,” “intends,” “will,” “may,” “should,” or similar expressions. These forward-looking statements are subject to risks and uncertainties that may cause actual future experience and results to differ materially from those discussed in these forward-looking statements. Important factors that might cause such a difference include, but are not limited to, costs related to the merger; DaVita’s or HCP’s inability to satisfy the conditions of the merger; the need for outside financing to pay the cash consideration in the merger; DaVita’s inability to amend the senior secured credit facilities or obtain the other financing necessary to pay cash consideration in the merger; and other events and factors disclosed previously and from time to time in DaVita’s filings with the SEC, including DaVita’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 and, when filed with the SEC, the Registration Statement on Form S-4 (the “S-4”) to be filed by DaVita in connection with the shares of DaVita common stock to be issued in the merger. DaVita bases its forward-looking statements on information currently available to it at the time of this release and undertakes no obligation to update or revise any forward-looking statements, whether as a result of changes in underlying factors, new information, future events or otherwise.

Additional Information and Where to Find It:

This letter shall not constitute an offer of any securities for sale. In connection with the merger, DaVita intends to file with the SEC the S-4 to register the DaVita common stock issuable in the merger. Investors and security holders are urged to read the S-4 and any other relevant documents to be filed with the SEC because they will contain important information about DaVita and HCP and the proposed transaction. Investors and security holders may obtain a free copy of the S-4 and other documents when filed by DaVita with the SEC at www.sec.gov or www.davita.com.

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